

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 3, 2017

Roxanne Oulman
Chief Financial Officer
Callidus Software Inc.
4140 Dublin Boulevard, Suite 400
Dublin, California 94568

     Re: **Callidus Software Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2016
               Filed February 27, 2017
               File No. 000-50463

Dear Ms. Oulman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Years Ended December 31, 2016 and 2015

Revenue, page 34

1.   You indicate that total revenue increased as a result of new customer adoption of your Lead to Money suite, continued cross-sell and up-sell from your current customer base, and acquisitions. You also indicate that the increase in recurring revenue was primarily due to new bookings related to new customers and cross-sell and up-sell into your current customer base. When a material change in revenues is attributed to two or more factors, including any offsetting factors, please quantify the relative impact of each identified factor. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release 33-6835.

2.   In your earnings call for the fourth quarter of 2016 you stated that "SaaS billings" and "normalized SaaS billings" are among the key metrics that you use to evaluate your business. We further note that you include such metrics in your recent Form 8-K earnings releases. Please include these measures in your MD&A or advise. Refer to Item 303(a)(3) and Section III.B of SEC Release No. 33-8350.

3.   As a related matter, in your December 31, 2015 Form 10-K you disclosed your customer retention rate and the percentage increase in SaaS Annual Contract Value; however, you no longer provide these metrics.   Although, you currently disclose that if customer renewal rates decline your revenue and business will be adversely affected and you include cross-selling as one of the key elements in your business growth strategy. Further, you discuss multi-product deals and deal size on recent earnings calls and in your September 19, 2017 Financial Analyst Day presentation. Please tell us how you monitor customer retention and your ability to cross-sell and sell multiple product solutions, including any metrics you use in managing your business.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services